General Money Market Fund, Inc.

SEMIANNUAL REPORT May 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General Money Market Fund, Inc., covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The Fed has aggressively reduced the overnight rate by 250 basis points — to 2% as of this reporting period — which has resulted in lower yields for virtually all true money market instruments. In addition, volatility in the stock and bond markets also has allowed the money markets to maintain record levels of demand, since money market funds are obligated under strict regulations to seek preservation of capital as their main function. Your financial advisor can help you assess current risks and your need for liquidity and take advantage of potential opportunities in other asset classes given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2007, through May 31, 2008, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended May 31, 2008, General Money Market Fund's Class A shares produced an annualized yield of 3.36%, and its Class B shares produced an annualized yield of 3.10%. Taking into account the effects of compounding, the fund's Class A and Class B shares produced annualized effective yields of 3.42% and 3.14%, respectively.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate U.S. economic growth.

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities. These include securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches, repurchase agreements, including tri-party repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of the reporting period, causing investors to reassess their attitudes toward risk and sparking sharp declines among stocks and higher yielding bonds. The resulting tightness in credit markets and heavy sub-prime related losses among global financial institutions prompted the Fed to reduce short-term interest rates. As a result, the reporting period began with an overnight federal funds rate of 4.50%, down from 5.25% approximately three months earlier.

The economy continued to show signs of weakness in December 2007, as sales of existing homes fell sharply and longer-term fixed-income markets encountered heightened volatility. The Fed reduced the federal funds rate to 4.25% in December, but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January 2008 saw more disappointing economic news, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate to 3% in two separate moves during the latter part of the month. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense.

In March, non-farm payrolls shrank by another 80,000 jobs, driving the total number of lost jobs during the first quarter of 2008 to 232,000. The unemployment rate climbed to 5.1% in March from 4.8% in February. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms. In an unprecedented move apparently designed to prevent further damage to the U.S. financial system, the Fed allowed borrowers to use certain mortgage-backed securities as collateral for these loans. The first quarter ended with a GDP growth rate of 0.9%, according to revised government estimates.

More job losses followed in April, and the Fed continued to reduce the federal funds rate, leaving the overnight rate at 2% by the end of the reporting period. On the other hand, inflationary pressures increased along with crude oil prices, and businesses attempted to pass along higher input costs.

Economic data in May proved to be mixed. On one hand, the U.S. economy lost an additional 49,000 jobs, and the unemployment rate jumped to 5.5%. Inflation worries also intensified as the average cost of gasoline in the United States surpassed $4.00 per gallon. On the other hand, retail sales improved by an unexpected 1% during the month, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

Whether recent signs of a more stable economy portend a longer-term trend remains an open question. The Fed and market participants will be closely watching economic data for signs of economic strength and a moderation of inflation. In the meantime, we intend to maintain the fund's conservative credit posture and a relatively long weighted average maturity.

June 16, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 3.09% and an annualized effective yield of 3.13%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Money Market Fund, Inc. from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2008

	Class A	Class B
Expenses paid per $1,000†	$ 3.78	$ 5.14
Ending value (after expenses)	$1,017.00	$1,015.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

	Class A	Class B
Expenses paid per $1,000†	$ 3.79	$ 5.15
Ending value (after expenses)	$1,021.25	$1,019.90

† *Expenses are equal to the fund's annualized expense ratio of .75% for Class A and 1.02% for Class B multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit−52.9%	Principal Amount ($)	Value ($)
Allied Irish Banks PLC (Yankee) 4.93%, 6/13/08	250,000,000	250,000,000
American Express Company 3.05%, 8/25/08	150,000,000	150,000,000
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee) 2.80%, 11/17/08	150,000,000	150,000,000
Bank of Ireland (Yankee) 2.74%−3.02%, 8/28/08−10/8/08	145,000,000 a	145,000,000
Bank of Montreal (Yankee) 2.87%−3.10%, 7/31/08−9/8/08	450,000,000	449,996,613
Bank of Scotland (Yankee) 3.75%, 6/23/08	150,000,000	150,000,000
Bank of Scotland PLC 2.80%, 10/14/08	225,000,000	225,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 2.75%−4.43%, 7/7/08−8/11/08	375,000,000	375,000,000
Barclays Bank PLC (Yankee) 2.68%−3.73%, 7/14/08−9/29/08	300,000,000	300,021,068
BNP Paribas (Yankee) 3.02%, 8/27/08	205,000,000	205,000,000
BNP Paribas New York (Yankee) 4.42%, 6/20/08	102,500,000	102,517,028
Calyon (Yankee) 2.75%, 10/6/08	300,000,000	300,000,000
Canadian Imperial Bank of Commerce (Yankee) 3.09%−4.45%, 7/3/08−10/23/08	270,000,000	270,010,432
Comerica Inc. 4.32%, 7/8/08	335,000,000	335,000,000
Credit Agricole (London) 3.70%, 7/17/08	245,000,000	245,000,000
Credit Suisse (Yankee) 4.40%−4.90%, 6/11/08−7/7/08	375,000,000	375,000,000
DEPFA BANK PLC (Yankee) 2.65%, 8/22/08	500,000,000 a	500,000,000
Fifth Third Bank 2.80%, 11/10/08	150,000,000	150,000,000
Natixis (Yankee) 2.67%, 9/11/08	225,000,000	225,000,000
Royal Bank of Scotland PLC (Yankee) 3.76%, 7/22/08	50,000,000	50,000,000

Negotiable Bank Certificates of Deposit (continued)	Principal Amount ($)	Value ($)
Societe Generale (London) 4.53%–4.80%, 6/10/08–7/7/08	272,000,000	272,000,000
UBS AG (Yankee) 2.50%–2.80%, 10/8/08–1/30/09	505,000,000	505,013,513
UniCredito Italiano SpA (Yankee) 4.93%, 6/6/08	200,000,000	200,000,000
Union Bank of California, N.A. 4.29%, 6/20/08	165,000,000	165,000,000
Total Negotiable Bank Certificates of Deposit (cost $6,094,558,654)		**6,094,558,654**

Commercial Paper–28.5%		
Allied Irish Banks N.A. Inc. 2.71%–4.90%, 6/11/08–9/29/08	63,000,000	62,537,721
ASB Finance Ltd. 2.71%–4.97%, 6/12/08–9/29/08	230,000,000 [a]	229,322,896
Bank of Ireland 2.76%, 6/16/08	250,000,000 [a]	249,714,583
Barclays U.S. Funding Corp. 2.70%, 10/6/08	50,000,000	49,529,924
Canadian Imperial Holdings 2.75%–2.80%, 8/8/08–10/9/08	275,000,000	272,981,918
Cancara Asset Securitisation Ltd. 2.82%–3.20%, 6/18/08–7/23/08	193,000,000 [a]	192,563,067
CHARTA LLC 2.96%, 8/13/08	152,000,000 [a]	151,099,991
Citigroup Funding Inc. 2.83%–4.21%, 7/10/08–10/10/08	475,000,000	471,041,594
Commerzbank U.S. Finance Inc. 2.95%, 8/15/08	200,000,000	198,787,500
CRC Funding LLC 2.96%, 8/12/08	200,000,000 [a]	198,832,000
DnB NOR Bank ASA 2.75%–2.94%, 8/4/08–8/13/08	239,000,000	237,737,331
Fairway Finance Company LLC 2.82%, 7/14/08	100,000,000 [a]	99,665,555

Commercial Paper (continued)	Principal Amount ($)		Value ($)
FCAR Owner Trust, Ser. I			
3.17%, 7/15/08	100,000,000		99,618,667
Picaros Funding LLC			
2.75%, 10/2/08	100,000,000	a	99,074,083
Societe Generale N.A. Inc.			
3.74%, 7/17/08	200,000,000		199,062,111
Swedbank (ForeningsSparbanken AB)			
2.96%–3.09%, 10/22/08–10/30/08	400,000,000		395,135,333
Unicredit Delaware Inc.			
4.81%, 6/25/08	77,000,000		76,759,247
Total Commercial Paper			
(cost $3,283,463,521)			**3,283,463,521**

Corporate Notes—9.9%			
Bank of America Corp.			
2.53%, 6/2/08	250,000,000		250,000,000
Commonwealth Bank of Australia			
2.41%, 6/25/08	45,000,000	b	45,000,000
Deutsche Bank AG			
2.59%, 6/23/08	107,000,000	b	107,076,424
Fifth Third Bancorp			
2.41%, 6/24/08	100,000,000	b	100,000,000
Morgan Stanley			
2.87%, 6/4/08	100,000,000	b	100,000,000
Royal Bank of Scotland PLC			
2.48%, 6/24/08	210,000,000	b	210,000,000
Swedbank (ForeningsSparbanken AB)			
2.79%, 6/11/08	100,000,000	b	100,000,000
Wachovia Bank, N.A.			
2.65%, 6/27/08	25,000,000	b	25,007,601
Wells Fargo & Co.			
2.77%, 6/4/08	100,000,000	b	100,000,000
Westpac Banking Corp.			
2.51%, 6/17/08	100,000,000	b	100,000,000
Total Corporate Notes			
(cost $1,137,084,025)			**1,137,084,025**

Promissory Note–1.7%	Principal Amount ($)	Value ($)
Goldman Sachs Group Inc. 5.07%, 6/17/08 (cost $200,000,000)	200,000,000 c	**200,000,000**

Time Deposits–4.8%		
Australia and New Zealand Banking Group Ltd. (Grand Cayman) 2.19%, 6/2/08	100,000,000	100,000,000
Key Bank U.S.A., N.A. (Grand Cayman) 1.63%, 6/2/08	57,000,000	57,000,000
Manufacturers & Traders Trust Company (Grand Cayman) 2.19%, 6/2/08	100,000,000	100,000,000
Wells Fargo Bank, NA (Grand Cayman) 2.25%, 6/2/08	300,000,000	300,000,000
Total Time Deposits (cost $557,000,000)		**557,000,000**

Repurchase Agreements–1.7%		
Banc of America Securities LLC 2.53%, dated 5/30/08, due 6/2/08 in the amount of $25,005,260 (fully collateralized by $27,490,302 Corporate Bonds, 5.80%, due 6/7/12, value $26,250,001)	25,000,000	25,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Deutsche Bank Securities		
2.50%, dated 5/30/08, due 6/2/08		
in the amount of $175,036,385		
(fully collateralized by $207,844,185		
Corporate Bonds, 5.224%-13.32%,		
due 9/25/37-6/15/49,		
value $180,250,001)	175,000,000	175,000,000
Total Repurchase Agreements		
(cost $200,000,000)		**200,000,000**

Total Investments (cost $11,472,106,200)		**99.5%**	**11,472,106,200**
Cash and Receivables (Net)		**.5%**	**62,422,842**
Net Assets		**100.0%**	**11,534,529,042**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $1,865,272,175 or 16.2% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $200,000,000. At May 31, 2008, the aggregate value of this security is $200,000,000 representing 1.7% of net assets and is valued at cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	87.4	Asset-Backed/Certificates	2.2
Asset-Backed/		Repurchase Agreements	1.7
Multi-Seller Programs	4.7	Asset-Backed/Single Seller	.9
Brokerage Firms	2.6		**99.5**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments–Note 1(b)	11,472,106,200	11,472,106,200
Cash		1,045,270
Interest receivable		70,896,800
Prepaid expenses		676,405
		11,544,724,675
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		9,545,889
Payable for shares of Common Stock redeemed		404,672
Accrued expenses		245,072
		10,195,633
Net Assets ($)		**11,534,529,042**
Composition of Net Assets ($):		
Paid-in capital		11,535,482,972
Accumulated net realized gain (loss) on investments		(953,930)
Net Assets ($)		**11,534,529,042**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	1,449,517,823	10,085,011,219
Shares Outstanding	1,449,801,361	10,085,681,611
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**226,951,056**
Expenses:	
Management fee–Note 2(a)	27,643,006
Shareholder servicing costs–Note 2(c)	15,116,077
Distribution, service and prospectus fees–Note 2(b)	11,106,785
Registration fees	438,705
Directors' fees and expenses–Note 2(d)	242,965
Custodian fees–Note 2(c)	194,578
Shareholders' reports	105,529
Professional fees	41,684
Miscellaneous	79,705
Total Expenses	**54,969,034**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(338,533)
Less–reduction in fees due to earnings credits–Note 1(b)	(20,274)
Net Expenses	**54,610,227**
Investment Income–Net	**172,340,829**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**1,150,316**
Net Increase in Net Assets Resulting from Operations	**173,491,145**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007
Operations ($):		
Investment income–net	172,340,829	433,429,586
Net realized gain (loss) on investments	1,150,316	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**173,491,145**	**433,429,586**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(22,000,026)	(39,706,887)
Class B Shares	(150,340,803)	(393,722,699)
Total Dividends	**(172,340,829)**	**(433,429,586)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A Shares	2,656,789,210	4,523,463,194
Class B Shares	12,822,595,797	26,317,753,586
Dividends reinvested:		
Class A Shares	21,568,831	38,595,101
Class B Shares	149,431,045	392,935,531
Cost of shares redeemed:		
Class A Shares	(2,268,241,585)	(4,545,362,298)
Class B Shares	(11,978,973,273)	(26,109,692,097)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**1,403,170,025**	**617,693,017**
Total Increase (Decrease) in Net Assets	**1,404,320,341**	**617,693,017**
Net Assets ($):		
Beginning of Period	10,130,208,701	9,512,515,684
End of Period	**11,534,529,042**	**10,130,208,701**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.017	.045	.042	.023	.006	.006
Distributions:						
Dividends from investment income−net	(.017)	(.045)	(.042)	(.023)	(.006)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.39[a]	4.64	4.28	2.32	.56	.56
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.75[a]	.79	.78	.79	.78	.77
Ratio of net expenses to average net assets[b]	.75[a]	.79	.78	.79	.78	.77
Ratio of net investment income to average net assets	3.32[a]	4.54	4.18	2.28	.55	.57
Net Assets, end of period ($ x 1,000)	1,449,518	1,039,268	1,022,572	1,094,031	1,153,901	1,277,956

[a] Annualized.
[b] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.016	.043	.040	.021	.003	.003
Distributions:						
Dividends from investment income–net	(.016)	(.043)	(.040)	(.021)	(.003)	(.003)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.11[a]	4.40	4.05	2.09	.34	.33
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.03[a]	1.03	1.02	1.03	1.03	1.01
Ratio of net expenses to average net assets	1.02[a]	1.02	1.01	1.01	1.00	1.00
Ratio of net investment income to average net assets	3.09[a]	4.32	3.98	2.06	.32	.33
Net Assets, end of period ($ x 1,000)	10,085,011	9,090,941	8,489,944	7,516,365	4,956,821	5,633,657

[a] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 25.5 billion shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class A (12 billion shares authorized) and Class B (13.5 billion shares authorized). Class A and Class B shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2008, sub-accounting service fees amounted to $2,433,273 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.
Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1—Quoted Prices	0
Level 2—Other Significant Observable Inputs	11,472,106,200
Level 3—Significant Unobservable Inputs	0
Total	**11,472,106,200**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from the settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $2,104,246 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2007. If not applied, $3,739 of the carryover expires in fiscal 2008, $10,418 expires in fiscal 2011, $256,218 expires in fiscal 2012 and $1,833,871 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2008, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan with respect to Class A (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing their shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended May 31, 2008, Class A shares were charged $1,330,088 pursuant to the Plan.

Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B. During the period ended May 31, 2008, Class B shares were charged $9,776,697 pursuant to the Class B Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, Class A shares were charged $109,079 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2007 through May 31, 2008 to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.02% of the value of the average daily net assets of Class B shares. Such expense limitations are voluntary, temporary and may be terminated at any time. During the period ended May 31, 2008, Class B shares were charged $12,166,367 pursuant to the Class B Shareholder Services Plan, of which $338,533 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $145,092 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $10,391 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $194,578 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $4,869,636, Rule 12b-1 distribution fees $1,948,258, shareholder services plan fees $2,560,919, custody fees $157,815, chief compliance officer fees $2,350 and transfer agency per account fees $43,616, which are offset against an expense reimbursement currently in effect in the amount of $36,705.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

For More Information

General Money Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: GMMXX   Class B: GMBXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0196SA0508